Exhibit (k)(1)(b)

AMENDMENT TO

SERVICES AGREEMENT

AMENDMENT made as of the 12th day of May, 2014, by and among Blackstone Alternative Alpha Fund, Blackstone Alternative Alpha Master Fund, Blackstone Alternative Alpha Sub Fund I Ltd. and Blackstone Alternative Alpha Fund II, each acting on its own behalf separately from the other not jointly or jointly and severally with the other (each, the “Client”) and Citi Fund Services Ohio, Inc. (“Service Provider”), to that certain Services Agreement, dated as of April 1, 2012, between each Client and Service Provider (as amended and in effect on the date hereof, the “Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

WHEREAS, pursuant to the Agreement Service Provider perform certain Services for each Client;

WHEREAS, Service Provider and Client wish to enter into this again Amendment to the Agreement in order to revise the terms relating to the termination of the Agreement;

NOW THEREFORE, in consideration of the mutual covenants and promises hereinafter contained in for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Client and Service Provider hereby agree as follows:

1. Section 10(A). Section 10(A) is deleted and replaced with the following:

“This Agreement will begin on the Effective Date and continue in effect until July 31, 2014, (the “Initial Term”). This Agreement may not be extended absent the agreement of the parties.”

2. Representations and Warranties

(a) Each Client represents (i) that it has full power and authority to enter into and perform this Amendment, (ii) that this Amendment and all information relating thereto has been presented to and reviewed by the Board of Trustees of the Client (the “Board”) and that the Board has approved this Amendment.

(b) Service Provider represents that it has full power and authority to enter into and perform this Amendment

3. Miscellaneous

(a) This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings, and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement directly cover indirectly bear upon matters covered under this Agreement.

(b) Each reference to the Agreement in the Agreement (as it existed prior to this Amendment) and in every other agreement, contract, or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.

(c) Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.

(d) This Amendment may be executed in counterparts each of which shall be in original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

Blackstone Alternative Alpha Fund		Blackstone Alternative Alpha Master Fund

By:	/s/ Arthur Liao	By:	/s/ Arthur Liao

Name:	Arthur Liao	Name:	Arthur Liao

Title:	Treasurer	Title:	Treasurer

Date:	06/06/2014	Date:	06/06/2014

Blackstone Alternative Alpha Fund II		Blackstone Alternative Alpha Sub Fund I Ltd.

By:	/s/ Arthur Liao	By:	/s/ Arthur Liao

Name:	Arthur Liao	Name:	Arthur Liao

Title:	Treasurer	Title:	Treasurer

Date:	06/06/2014	Date:	06/06/2014

Citi Fund Services Ohio, Inc.

By:	/s/ Jay Martin

Name:	Jay Martin

Title:	President

Date:	05/12/2014